File No. 812-[             ]

As filed with the Securities and Exchange Commission on July 31, 2024
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i), AND 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT

JANUS INVESTMENT FUND
JANUS HENDERSON INVESTORS US LLC

151 Detroit Street
Denver, CO  80206

Please direct all communications regarding this Application to:
Byron Hittle, Esq.
Managing Counsel
Janus Henderson Investors
151 Detroit Street
Denver, CO  80206

With copies to:
Matthew R. DiClemente, Esq.
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
mdiclemente@stradley.com, 215 / 564-8173
mmundt@stradley.com, 202 / 419-8403

This Application (including Exhibits) contains 23 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
In the Matter of: JANUS INVESTMENT FUND JANUS HENDERSON INVESTORS US LLC 151 Detroit Street Denver, CO 80206 Investment Company Act of 1940 File No. 812-[ ]	) ) ) ) ) ) ) ) ) ) ) )
APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i), AND 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT

I.	INTRODUCTION
Janus Investment Fund (“JIF” or “Company”) and Janus Henderson Investors US LLC (“JHI” or “Adviser”) (the Company and the Adviser together are the “Applicants”) hereby file this application, as amended (the “Application”), for an order (“Order”) of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), and 22(d) of the Act and Rule 22c-1 under the Act.1  Applicants are requesting relief with respect to existing and future series of the Company or other existing or future open-end management investment companies registered under the Act (each a “Fund,” and together, the “Funds”) that are advised by the Adviser2 and that generally engage in cash transactions when selling shares to and redeeming shares from shareholders.
Applicants request an Order that would permit a Fund to offer a class of exchange-traded shares (each such class, an “ETF Class,” and such shares, “ETF Shares”) in addition to classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”).  The Order would provide Funds with two broad categories of relief: 1) the relief necessary to permit standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the Act (“ETF Operational Relief”) and 2) the relief

[1]	All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions in the Application.
[2]
The term “Adviser” includes (i) JHI, and (ii) any entity controlling, controlled by or under common control with, JHI or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

necessary to offer an ETF Class (“ETF Class Relief”).  As noted, the Order would apply to Funds that generally allow only cash purchase and redemption transactions with the Fund through the Mutual Fund Classes and ETF Class.3
Pursuant to the ETF Operational Relief, the Order would permit (i) ETF Shares of the Funds to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices, and (ii) ETF Shares to be issued and redeemed in “Creation Units,” as defined in Rule 6c-11.  As described below, the ETF Operational Relief would provide the Funds with relief that otherwise is contained in Rule 6c-11, subject to the same conditions contained in Rule 6c-11.4
Pursuant to the ETF Class Relief, the Order would permit a Fund to offer both an ETF Class and Mutual Fund Classes.  This multi-class structure would be in compliance with Rule 18f-3 under the Act, except for certain ways in which an ETF Class and Mutual Fund Class would have different rights and obligations, as described below.
II.	THE APPLICANTS
a.	The Company
JIF is organized as a Massachusetts business trust and is registered with the Commission as an open‑end management investment company under the Act. The offerings of the shares of JIF also are registered pursuant to the Securities Act of 1933, as amended (“Securities Act”).  The Funds that initially would rely on the relief are separate investment portfolios of the Company and would pursue distinct investment objectives and strategies.
b.	The Adviser
JHI is a Delaware limited liability company and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser also will be registered with the Commission as an investment adviser under the Advisers Act. The Adviser serves or will serve as the investment adviser to each Fund pursuant to an investment management agreement with the Company.

[3]
Consistent with policies previously adopted by existing Funds, the Funds would reserve the right to engage in in-kind transactions through either a Mutual Fund Class or an ETF Class in unusual circumstances when in the best interest of the Fund.  To the extent that such transactions involved in-kind redemptions to an affiliated person of the Fund, the Adviser would anticipate that such transactions would be made in reliance on existing regulatory guidance and no-action relief provided by the Commission and/or Commission staff.  See, e.g., Signature Financial Group, Inc. (pub. avail. Dec. 28, 1999).  In this regard, each class of a Fund would have the same ability to engage in in-kind transactions, even if such transactions are not normally envisioned.

[4]
Because the Funds generally would engage only in cash purchase and redemption transactions, the ETF Operational Relief would not include (i) relief from Section 17(a) to permit certain affiliated persons to engage in creation and redemption transactions with a Fund through in-kind transactions or (ii) relief from Section 22(e) of the Act to allow a Fund to postpone the date of satisfaction of certain in-kind redemptions for more than seven days under certain circumstances.

III.	BACKGROUND
In 2000, the Commission granted an exemptive order to The Vanguard Group, Inc. (“Vanguard”) to permit Vanguard to offer certain index-based open-end management investment companies with mutual fund classes and exchange-traded classes.5  In 2003, the Commission amended the original exemptive order to expand the relief to cover additional domestic equity index funds.6  Also in 2003, the Commission granted an exemptive order to permit Vanguard to offer international equity index funds with mutual fund classes and exchange-traded classes.7  Finally, in 2007, the Commission granted an exemptive order to permit Vanguard’s bond index funds to offer mutual fund classes and exchange-traded classes.8  Relying on these four exemptive orders (collectively, the “Vanguard Orders”), Vanguard has become one of the major sponsors of index-based ETFs, with more than $2.3 trillion in assets invested through exchange-traded classes, representing almost 30% of all ETF assets in the United States.9
In 2019, the Commission adopted Rule 6c-11 under the Act to provide the exemptive relief necessary under the Act to permit ETF operations.10  However, the Commission determined not to provide the necessary exemptive relief to allow for ETF classes as part of Rule 6c-11.  The Adopting Release explains that ETF class relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11.  The Adopting Release specifically notes that an ETF class that transacts with “Authorized Participants,” as defined in Rule 6c-11, on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio.  As a result, certain costs may result from transactions through one class, but all shareholders would generally bear the costs.11

[5]
Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order).  The Commission itself, as opposed to the Commission staff acting under delegated authority, considered the original Vanguard application and determined that the relief was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  In the process of granting the order, the Commission also considered and denied a hearing request on the original application, as reflected in the final Commission order.

[6]	The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order).
[7]	Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).
[8]	Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).
[9]	Source: Morningstar as of December 31, 2023.
[10]	Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019) (“Adopting Release”)
[11]	Adopting Release at 122-123.

The Commission concluded that share class ETFs should request relief through the exemptive applications process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.12
IV.	IN SUPPORT OF THE APPLICATION
Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below.  In addition, because shareholders who purchase and redeem shares directly from the Funds generally would engage in cash transactions regardless of their class, the Application addresses the concerns expressed by the Commission in the Adopting Release.
Applicants believe that the multi-class structure will allow investors to choose the manner in which they wish to hold interests in a Fund based on the share class characteristics that are most important to the investor.  In assessing whether a particular Fund should have both Mutual Fund Classes and an ETF Class, the board of trustees of the Fund (“Board”), including the trustees who are not interested persons of the Fund under Section 2(a)(19) of the Act (“Independent Trustees”), will find that the multiple class plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole before such a structure is implemented.  As required by Rule 18f-3, before any Board vote on a multiple class plan including an ETF Class, the trustees will request and evaluate, and any agreement relating to the class arrangement will require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.
Each Fund’s operations will be subject to ongoing monitoring by the Adviser.  In the event that the Adviser identifies material issues in the function of the multi-class structure, the Adviser will notify the Board or a designated committee of the Board (“Committee”) and present to the Board or Committee for its consideration, recommendations for appropriate remedial measures.  The Board or Committee will then decide whether to take any corrective action.  The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations.  The Board or Committee may consider additional corrective measures if deemed necessary.
The Fund’s registration statement also will clearly describe the multi-class structure, including the key characteristics of, and any risks associated with, the multi-class structure, such as the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes, similar to all multi-class funds.  Investors therefore will be able to assess whether they wish to invest in the Fund, and through which type of class.
a.	Benefits of an ETF Class for Mutual Fund Class Shareholders
Among other benefits, Applicants believe that an ETF Class would offer the following significant benefits to shareholders in a Fund’s Mutual Fund Classes.

[12]	Adopting Release at 124.

First, the ETF Class would represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale.  ETFs are an increasingly popular choice for investors and may attract additional investment to a Fund.  Greater assets under management may lead to additional cost efficiencies.  Because ETF shareholders generally transact through secondary market transactions, the additional investment through the ETF Class would not increase transfer agency costs for the Funds, and the secondary market transaction activity would not generate portfolio transaction costs for the Funds.
Second, to the extent that some Mutual Fund Class shareholders would prefer to hold ETF shares, the existence of an ETF Class could allow for those shareholders to exchange their Mutual Fund Shares without disrupting the Fund portfolio or incurring tax liability for the other shareholders through redemptions.  As a result, the Fund shareholders would not suffer potential adverse consequences such as brokerage costs and realization of capital gains.  In addition, the Fund shareholders would continue to benefit from any existing economies of scale because the aggregate assets of the Fund would remain the same.  At the same time, the exchanging shareholders also could save on transaction costs and potential tax consequences by exchanging shares into the ETF Class of the same Fund rather than redeeming and re-investing in a stand-alone ETF.
Third, ETF Shares could allow investors that engage in more frequent trading to do so without disrupting the Fund portfolio.  For example, following market declines, to the extent that a Mutual Fund Class shareholder wanted to engage in tax-loss harvesting, the shareholder could exchange Mutual Fund Shares for ETF Shares and then trade more frequently in the secondary market.  Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term Mutual Fund Class investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.
b.	Benefits of a Mutual Fund Class for ETF Class Shareholders
Among other benefits, Applicants believe that Mutual Fund Classes would offer the following significant benefits to shareholders in a Fund’s ETF Class.
First, with respect to existing Funds, ETF Classes would permit investors that prefer the ETF distribution channel to gain access to established Fund investment strategies.  Many Funds have a well-established, strong reputation and track record.  For those investors who prefer investing in ETFs and are interested in existing Funds, an ETF Class could be an attractive investment opportunity.
Second, assets under management and performance track record can be important criteria for an ETF to qualify for certain distribution platforms maintained by financial intermediaries.  An ETF Class of an existing Fund could benefit from pre-existing assets and performance, which could improve the availability of the ETF Shares to investors.
Third, Applicants believe that the establishment of an ETF Class as part of an existing Fund could lead to cost efficiencies.  In terms of fund expenses, an ETF Class could have initial and ongoing advantages for its shareholders.  As an initial matter, creating an ETF Class of an existing Fund should entail lower organizational costs than establishing a stand-alone ETF.  As an ongoing matter, an ETF Class also could have lower expenses as a result of economies of scale due to greater assets under management and the potential for breakpoints on service contracts or advisory contracts.  These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.13
Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base.  Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.
Finally, the establishment of an ETF Class as part of an existing Fund also would provide ETF shareholders the benefit of an established securities lending program.  It usually takes a new Fund some time to establish the asset base and maturity of a securities lending program to reach optimal utilization.  Shareholders of a new ETF Class of an existing Fund could receive the benefit of a fully developed securities lending program.
c.	Adopting Release Concerns about ETF Classes
The Adopting Release indicates that the Commission believes that the ETF Class Relief raises policy considerations that are different from those that the Commission sought to address in Rule 6c-11.  Specifically, the Commission notes that “an ETF share class that transacts with authorized participants on an in-kind basis and a mutual fund share class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio.  As a result, while certain of these costs may result from the features of one share class or another, all shareholders would generally bear these portfolio costs.”14  The Commission does not offer any other examples of policy concerns.
The Commission’s concerns regarding ETF Classes therefore appear to be based largely on an assumption that cash inflows and outflows through a Mutual Fund Class could have consequences that ETF Class shareholders would not otherwise experience because creations and redemptions through an ETF Class normally would occur through in-kind transactions.

However, as the Commission notes elsewhere in the Adopting Release, the definition of “exchange-traded fund” in Rule 6c-11 includes ETFs that transact on an in-kind basis, on a cash basis, or both.15  In fact, there are numerous ETFs in the market that primarily engage in all cash

[13]
See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”)

[14]	Adopting Release at 122-123.
[15]	Adopting Release at 18.

creation and redemption transactions.16  In particular, fixed income ETFs often have used all-cash creations and redemptions in situations where portfolio managers prefer to position the ETF portfolios through portfolio transactions rather than through in-kind basket transactions with Authorized Participants.

As noted above, the Funds that would rely on the requested relief generally would engage in all-cash transactions with all investors that transact directly with the Funds, whether through Mutual Fund Classes or an ETF Class.17  In the case of the ETF Class, the cash transactions would be effected by Authorized Participants, consistent with the requirements of Rule 6c-11.

The Adopting Release does not indicate that a Fund where investors primarily purchase and redeem shares directly from the Mutual Fund Classes and ETF Classes through cash transactions would present any particular policy concerns.  In terms of purchases and redemptions, such Funds would essentially constitute a standard multi-class fund with some classes that allow direct cash transactions with retail and institutional investors (i.e., investors transacting through the Mutual Fund Classes) and another class that allows direct cash transactions with a certain type of institutional investor (i.e., Authorized Participants transacting through the ETF Class).

The Adopting Release notes that the cash flows associated with particular classes could impact the Fund’s portfolio generally, generating costs that shareholders of all classes would share.18  However, in this case, because the proposed relief would relate only to Funds that generally require cash transactions through both the Mutual Fund Classes and ETF Classes, all shareholders would expect to bear the costs of cash inflows and outflows.

As with ETFs that primarily transact in cash, the Fund registration statement also would include disclosure about the potential consequences of cash creations and redemptions, including the potential for additional brokerage costs, cash drag, and tax consequences.  This disclosure would inform both Mutual Fund Class shareholders and ETF Class shareholders about these potential consequences.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by Rule 6c-11, share class ETFs do not provide daily portfolio transparency.19  Applicants note that a lack of daily portfolio transparency is not a

[16]	For example, several of the ETFs advised by JHI currently engage in all-cash creations and redemptions pursuant to the flexibility provided by Rule 6c-11.
[17]
As is typically the case with mutual funds and ETFs that engage in all-cash creation and redemption transactions, the Funds would reserve the right to engage in in-kind transactions through either the Mutual Fund Classes or ETF Class in unusual circumstances when in the best interest of the Fund.  See supra footnote 3.

[18]
As a general matter, this sharing of portfolio costs is a characteristic of all multi-class funds that operate under Rule 18f-3, even though classes may be offered to different types of investors (e.g., institutional investors, retail investors) who have different levels of transactional activity.

[19]	Adopting Release at footnote 433.

necessary characteristic of investment companies that offer exchange-traded classes, and consistent with the requirements of Rule 6c-11, Applicants will publish the Fund portfolio on a daily basis.  As with existing fully transparent ETFs, the Adviser believes that full portfolio transparency could be provided for Funds without adverse consequences to shareholders.  As provided by a proposed condition to the relief, a Fund will only utilize an ETF Class structure when the board determines that displaying the portfolio holdings on a daily basis would not negatively impact the shareholders of the Fund.

As reflected above, the Adviser and the Board will be attentive to the Commission’s concerns in the Adopting Release, and Applicants have proposed conditions to the relief that will ensure that the Adviser and the Board focus on these issues.  Applicants also will include appropriate disclosure in the Fund’s registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes, similar to all multi-class funds.  Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.
V.	REQUEST FOR EXEMPTIVE RELIEF
Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
Applicants believe that the requested relief described in this Application meets these standards.
VI.	LEGAL ANALYSIS AND DISCUSSION
a. ETF Operational Relief
With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same conditions contained in Rule 6c-11.20  Applicants believe that they are technically unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.”  To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Fund with Mutual Fund Shares in addition to ETF Shares would not meet this definition.
In addition, the Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares.  The Exchange Privilege will conform with Section 11(a) of the Act.  In particular, any exchange

[20]
As noted above, the Funds do not request relief from Sections 17(a) and 22(e) of the Act, which is included in Rule 6c-11, because the Funds would not engage in in-kind transactions in reliance on the Order.

would occur at the relative net asset values of the respective securities.  To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the Act.  ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market.  The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act.  Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Fund that permits a shareholder of Mutual Fund Shares to acquire individual ETF Shares directly from the Fund through the Exchange Privilege may not satisfy this definition.
Although Applicants otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.
1.	Sections 2(a)(32) and 5(a)(1) of the Act
Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.
Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act are met.  Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32).  Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, Applicants request an Order under Section 6(c) granting an exemption from Sections 2(a)(32) and 5(a)(1) to permit a Fund to register as an open-end management investment company and redeem ETF Shares in Creation Units only.
2.	Section 22(d) of the Act and Rule 22c-1 under the Act
Section 22(d) of the Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its net asset value (“NAV”).
Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions.  As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-

determined prices, would be the same as for ETFs relying on Rule 6c-11.  Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.
b. ETF Class Relief
In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the Act in order for the Funds to offer ETF Classes.
1.	Section 18 of the Act and Rule 18f-3 under the Act
Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends,” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”
Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.21  The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.
In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.22  Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.
Applicants have identified six ways in which Mutual Fund Shares and ETF Shares will have different rights.  First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not. Third, any Exchange Privilege will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares

[21]
See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

[22]	See supra footnote 13.

of the Fund).  Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service.  Fifth, although all share classes of a Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to Exchange requirements, the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Sixth, while all share classes of a Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), the payment date for the Mutual Fund Shares is expected to be the same as the ex-dividend date, whereas the payment date for ETF Shares is expected to be several days after the ex-dividend date.
2.	Addressing Policy Concerns under Section 18 and Rule 18f-3
Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion.
A. Leverage.  The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.
B. Conflicts of Interest.  While having more than one class of shares creates the potential for conflicts of interest between the classes, Applicants do not believe that the potential conflicts that could arise with respect to an ETF Class are any different from those that could arise in any multi-class arrangement.  Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation.  Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry.  The Funds will comply with these voting and allocation provisions.  Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.
(i)	Potential conflicts of interest resulting from different classes declaring dividends on different days.
Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date.  Applicants expect that the difference in the dates on which dividends of Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another.  Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.
(ii)	Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.
Although Mutual Fund Shares and ETF Shares may both pay dividends, the payment date for Mutual Fund Shares is expected to be the ex-dividend date while the payment date for ETF Shares is expected to be several days after the ex-dividend date.  Thus, while shareholders in the Mutual Fund Class who wish to reinvest their dividends will be able to do so on the ex-dividend date, shareholders in the ETF Class who wish to reinvest their dividends will not be able to reinvest their dividends until several days later.  The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.
As a result of the difference in when dividends are paid, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be “out of the market” for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend.  Applicants do not believe that this economic difference will be significant.
Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:
•	As noted above, Applicants do not believe the potential performance difference will be significant.
•
Applicants do not believe that the potential performance difference will consistently favor one class over the other.  Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

•
Section 18 does not guarantee equality of performance among different classes of the same Fund.  Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class.  Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

•
The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not.  The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.
(iii)	Potential inequitable voting power.
As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund have voting rights based on the dollar amount of net asset value of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class Shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote for each whole dollar (and a proportionate fractional vote for each fractional dollar) of net asset value of shares owned. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing.  Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected.
(iv)	Cross-Subsidization.
As discussed above in section IV.C. of the Application, the Commission recently has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share.  This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes.  However, as discussed above, the Commission concerns about conflicts in the Adopting Release appear to be based on an assumption that the Mutual Fund Classes would experience cash inflows and outflows, while the ETF Classes would engage in in-kind transactions with Authorized Participants.  As proposed in this Application, under normal circumstances, all shareholders of a Fund who purchase and redeem shares directly from the Fund, whether individually through a Mutual Fund Class or in Creation Units through an ETF Class, will engage in cash transactions with the Fund.  As a result, the Funds would address the Commission’s concern.
Applicants also note that an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders.  In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares.  Because such secondary market transactions would not impact the portfolio of a Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Fund as a general matter, a benefit that would be shared by all Fund shareholders.
Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3.  For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realizations caused by cash inflows and outflows to the specific class “responsible” for that transaction activity.  Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multi-class plan for the Fund is in the best interests of each class individually and of the Fund as a whole.
Applicants generally propose to take the same approach with respect to a Fund that would offer Mutual Fund Classes and an ETF Class.  However, in light of the Commission concerns, Applicants propose several conditions to the requested relief that will help ensure that the Adviser and the Board, including the Independent Trustees, are focused on these issues.  As noted above, Applicants believe that shareholders of both Mutual Fund Classes and an ETF Class of Funds would benefit from the multi-class structure.  As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.
C. Investor Confusion.  With respect to the issue of investor confusion, Applicants intend to take numerous steps that Applicants believe will minimize or eliminate any potential for investor confusion.  At the outset, Applicants believe the potential for confusion is very limited.  Applicants note that ETFs have been in existence for more than twenty-five years, and some ETFs are so popular that they consistently are among the highest volume securities on the Exchange on which they trade.  As a general matter, it appears that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes.  As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.23  Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.24  Applicants also believe that it is extremely unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

[23]	Adopting Release at 116.
[24]	Adopting Release at 124.

Notwithstanding the limited potential for confusion, Applicants will take numerous steps to ensure that investors clearly understand the differences between Mutual Fund Shares and ETF Shares.
•
Different products, different names.  All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the Adviser, indicating that the shares are exchange-traded, rather than the Fund name.

•	Separate prospectuses. There will be separate prospectuses for a Fund’s ETF Shares and Mutual Fund Shares.
•
Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable under normal circumstances.

•
Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus.  To the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.

•
No reference to ETF Shares as a mutual fund investment.  The ETF Shares will not be marketed as a mutual fund investment.  Marketing materials may refer to ETF Shares as an interest in an investment company or Fund, but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares.  Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

•
Disclosure regarding dividends. The prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if elected) may not occur until several days after the ex-dividend date.

•	Educational material. The Adviser will provide plain English disclosure on its website about ETF Shares and how they differ from Mutual Fund Shares.
Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between Mutual Fund Shares and ETF Shares.
c. Precedent
As noted above, the Commission has granted the requested relief on four previous occasions, as reflected in the Vanguard Orders.25  Although Applicants generally seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief.  Applicants believe that the Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund

[25]	See supra footnotes 5-8.

Classes and an ETF Class and to evaluate this structure on an on-going basis.  In addition, a new condition will require shareholders to be fully informed of the characteristics of a Fund’s multi-class structure.
VII.	CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.
A Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the Act, except that the Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege.

2.
A Fund will comply with Rule 18f-3 under the Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application.  As required by Rule 18f-3, before the first issuance of the ETF Class, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class, a majority of the trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole.  As required by Rule 18f-3, before any vote on a plan including an ETF Class, the trustees shall request and evaluate, and any agreement relating to the class arrangement shall require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

3.
To assist in the initial Board consideration of the addition of an ETF Class to a Fund, the Adviser shall prepare a written memorandum for the Board evaluating the appropriateness of the ETF Class in light of the specific circumstances of the Fund and the investment strategy of the Fund.  The Adviser shall provide information that the Board of the Fund deems relevant.

4.
A Fund will include appropriate disclosure in its registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes, similar to all multi-class funds.

5.
The ETF Shares of a Fund will not be advertised or marketed as shares of an open-end investment company or mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that shares of the ETF Class are not individually redeemable and that holders of shares of the ETF Class generally may acquire shares of the ETF Class from the Fund (other than pursuant to the Exchange Privilege) and tender shares of the ETF Class for redemption to the Fund in Creation Units only, except with respect to the exceptions noted in Rule 6c-11(a)(2).

6.
Under normal circumstances, shareholders of the Fund who purchase and redeem shares directly from the Fund, whether individually through a Mutual Fund Class or in Creation Units through an ETF Class, will engage in cash transactions with the Fund.

7.
Consistent with the requirements of Rule 6c-11, the Adviser will publish the Fund’s portfolio on a daily basis. The Fund will only utilize a share class structure when the Board determines that displaying the portfolio holdings on a daily basis would not negatively impact the shareholders of the Fund.

VIII.	PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the Act are included as Exhibits B-1 through B-2 to this Application.
Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is noted on the first page of this Application and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.
Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.
IX.	CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the Act granting the relief requested in the Application. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.
Applicants have caused this Application to be duly signed on their behalf on July 31, 2024.

JANUS INVESTMENT FUND

By:	/s/ Abigail J. Murray
	Name:	Abigail J. Murray
	Title :	Vice President, Chief Legal Counsel, and Secretary

JANUS HENDERSON INVESTORS US LLC

By:	/s/ Byron Hittle
	Name:	Byron Hittle
	Title :	Managing Counsel

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Authorizations
Exhibits B-1 through B-2	Verifications

EXHIBIT A-1
AUTHORIZATION
RULE 0-2(c)

JANUS INVESTMENT FUND

The undersigned hereby certifies that she is the duly elected Vice President, Chief Legal Counsel, and Secretary of Janus Investment Fund (“JIF”); that, with respect to the attached application by JIF and Janus Henderson Investors US LLC for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken by JIF, and the person signing and filing the Application on behalf of JIF is fully authorized to do so; and that the Board of JIF adopted the following resolutions on June 13, 2024:

RESOLVED, that the Trustees of Janus Investment Fund (the “Trust”) authorize and approve the filing of an exemptive application with the Securities and Exchange Commission (the “SEC”) that would permit certain series of the Trust to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded, subject to the review of Trustee counsel; and

FURTHER RESOLVED, that the Trustees of the Trust authorize the Trust’s officers and representatives of Janus Henderson Investors US LLC to take such other action deemed appropriate and/or necessary to file and obtain an order from the SEC.

By:	/s/ Abigail J. Murray
	Name:	Abigail J. Murray
	Title:	Vice President, Chief Legal Counsel, and Secretary

EXHIBIT A-2
AUTHORIZATION
RULE 0-2(c)

JANUS HENDERSON INVESTORS US LLC

In accordance with Rule 0-2(c) under the 1940 Act, Byron Hittle, in the capacity as Managing Counsel of Janus Henderson Investors US LLC (“JHI”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of JHI pursuant to the general authority as Managing Counsel of JHI.

/s/ Byron Hittle
Name:	Byron Hittle
Title:	Managing Counsel

EXHIBIT B-1
VERIFICATION
RULE 0-2(d)

JANUS INVESTMENT FUND

The undersigned states that she has duly executed the attached Application dated July 31, 2024 for and on behalf of Janus Investment Fund; that she is the Vice President, Chief Legal Counsel, and Secretary of Janus Investment Fund; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Abigail J. Murray
Name:	Abigail J. Murray
Title:	Vice President, Chief Legal Counsel, and Secretary

EXHIBIT B-2
VERIFICATION
RULE 0-2(d)

JANUS HENDERSON INVESTORS US LLC

The undersigned states that he has duly executed the attached Application dated July 31, 2024 for and on behalf of Janus Henderson Investors US LLC (“JHI”); that he is the Managing Counsel of JHI; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Byron Hittle
Name:	Byron Hittle
Title:	Managing Counsel